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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

SMART VIDEO TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

831698105

(CUSIP Number)

Jonathan Awner, Esq.
Akerman Senterfitt
One S.E. Third Avenue, 28th Floor
Miami, FL 33131
(305) 374-5600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 21, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 831698105			Page 2 of 7 Pages

1.	Name of Reporting Person: Glenn Singer		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: US

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,500,000

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 1,500,000

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.3%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 831698105			Page 3 of 7 Pages

1.	Name of Reporting Person: GHS Holdings Limited Partnership		I.R.S. Identification Nos. of above persons (entities only): 88-0374238

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of Nevada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,500,000

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,500,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.3%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 831698105	13D	Page 4 of 7 Pages
ITEM 1. SECURITY AND ISSUER.
     This statement relates to the common stock, $.001 par value per share (the “Common Stock”), of Smart Technologies, Inc., a Georgia corporation (the “Company”), whose principal executive offices are located at 3505 Koger Boulevard, Suite 400, Duluth, Georgia 30096.
ITEM 2. IDENTITY AND BACKGROUND.
(a)	This statement is filed by (i) Glenn Singer, with respect to shares of Common Stock beneficially owned by him and GHS Holdings Limited Partnership (“GHS Holdings”) and (ii) GHS Holdings with respect to shares of Common Stock beneficially owned by it. The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Mr. Singer is the sole owner and control person of GHS Holdings.

(b)-(c)	The address of the principal business and principal office of each of Mr. Singer and GHS Holdings is 552 N. Island Drive, Golden Beach, FL 33160. Mr. Singer is currently the mayor of Golden Beach, Florida. Mr. Singer co-founded Florida-based National Business Solutions, an employee-leasing company, which was acquired in 1996 by Paychex for $160 million. The principal business of GHS Holdings is to act as a holding company.

(d)-(e)	None of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

(f)	GHS Holdings is organized under the laws of the State of Nevada. Mr. Singer is a citizen of the United States of America.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     On September 26, 2005, Mr. Singer and GHS Holdings loaned the Company the principal amount of $100,000. In exchange for the loan, the Company issued convertible promissory notes to each of Mr. Singer and GHS Holdings. In addition to receiving the convertible notes, GHS Holdings received a five-year warrant to purchase 33,333 shares of the Company’s Common Stock at an exercise price of $2.00 per share, which is immediately exercisable.
     On October 19, 2005, Mr. Singer and GHS Holdings loaned the Company the principal amount $200,000. In exchange for the loans, the Company issued convertible promissory notes to each of Mr. Singer and GHS Holdings. In addition to receiving the convertible notes, GHS Holdings received a five-year warrant to purchase 66,667 shares of the Company’s Common Stock at an exercise price of $2.00 per share, which is immediately exercisable.
     On November 10, 2005, GHS Holdings loaned the Company an additional $150,000. In exchange for the loan, the Company issued to GHS Holdings a convertible promissory note for $150,000 and a five-year warrant to purchase 50,000 shares at a purchase price of $2.00 per share, which is immediately exercisable.
     On November 21, 2005, in connection with the Private Placement discussed in Item 4 below, GHS Holdings acquired shares of Preferred Stock convertible into 600,000 shares of Common Stock and five-year

CUSIP No. 831698105	13D	Page 5 of 7 Pages
warrants exercisable at $1.75 per share to purchase to 483,333 shares of Common Stock and five-year warrants exercisable at $2.00 per share to purchase 150,000 shares of Common Stock, all of which are immediately exercisable, for a purchase price of $450,000. The loans provided to the Company by Mr. Singer and GHS Holdings were credited toward the purchase price for the Preferred Stock and warrants issued in the Private Placement. The remaining $150,000 of the purchase price was paid in cash.
     The funds for the above transactions were financed by Mr. Singer’s personal funds and the working capital of GHS Holdings.
ITEM 4. PURPOSE OF TRANSACTION.
     On November 21, 2005, the first closing (the “Private Placement”) of the sale of securities of the Company occurred pursuant to the Securities Purchase Agreement (“SPA”) dated as of October 31, 2005 among the Company and 60 accredited investors (the “Investors”), including Mr. Singer and GHS Holdings. Under the terms of the SPA, the Company received gross proceeds of $4,000,000 and issued to the Investors a total of 5,333,333 shares of Series A-1 Convertible Preferred Stock (the “Preferred Stock”) convertible into shares of Common Stock, five-year warrants exercisable at $1.75 per share to purchase up to 5,333,333 shares of Common Stock and five-year warrants exercisable at $2.00 per share to purchase up to 1,333,333 shares of Common Stock. GHS Holdings received shares of Preferred Stock convertible into 600,000 shares of Common Stock and five-year warrants exercisable at $1.75 per share to purchase to 483,333 shares of Common Stock and five-year warrants exercisable at $2.00 per share to purchase 150,000 shares of Common Stock, all of which are immediately exercisable, for a purchase price of $450,000. The loans provided to the Company by Mr. Singer and GHS Holdings were credited toward the purchase price for the Preferred Stock and warrants issued in the Private Placement. The conversion price for the Preferred Stock presently equals $0.75, subject to certain adjustments in accordance with the terms set forth in the Company’s Certificate of Designation as filed with the Secretary of the State of Delaware on November 2, 2005.
     In addition, if a certain potential strategic investor in the Company, or any other party that makes an investment in the Company and also becomes a significant business partner of the Company in connection with its investment (a “Strategic Investor”) enters into a binding agreement with the Company to make a Strategic Investment, or otherwise made a Strategic Investment (as hereinafter defined), within 90 days after the first closing date, each of the Investors, including Mr. Singer and GHS Holdings, shall have the right to purchase additional securities of the Company in accordance with the terms of the SPA. A “Strategic Investment” means (1) with respect a certain Strategic Investor, a purchase by such Strategic Investor from the Company of Common Stock and/or shares of preferred stock of the Company with an aggregate purchase price of at least $5,000,000, or (2) with respect to any other Strategic Investor, a purchase by such Strategic Investor from the Company of Common Stock and/or shares of preferred stock of the Company with an aggregate purchase price of at least $10,000,000.
     In connection with the closing of the Private Placement, Mr. Singer and Michael E. Criden were appointed to the Board of Directors of the Company pursuant to the terms of the SPA.
     Pursuant to the terms of the SPA, the Company shall use its best efforts to obtain stockholder approval of an amendment to the Company’s Certificate of Incorporation in order to increase the number of authorized shares of Common Stock to at least 100,000,000 shares. The Investors have agreed to vote to approve such amendment.
     Except as set forth in this Item 4, none of the Reporting Persons have any plans or proposals that relate to or that will result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
(a)	As of the date of this Schedule 13D:
(1)	Mr. Singer beneficially owns 1,500,000 shares of Common Stock which consists solely of the right to acquire shares of Common Stock that GHS Holdings beneficially owns. Mr. Singer is the sole owner of GHS Holdings and as such, has the power to dispose of any shares of Common Stock that GHS Holdings beneficially owns. Therefore, Mr. Singer may be deemed to beneficially

CUSIP No. 831698105	13D	Page 6 of 7 Pages
own any shares of Common Stock that GHS Holdings may be deemed to beneficially own. In the aggregate, Mr. Singer’s beneficial ownership represents approximately 5.3% of the shares of the Company’s Common Stock calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934.

(2)	GHS Holdings beneficially owns 1,500,000 shares of Common Stock which consists solely of the right to acquire shares of Common Stock. In the aggregate, this represents approximately 5.3% of the shares of the Company’s Common Stock calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934.
The approximate aggregate percentage of Common Stock reported beneficially owned by each Reporting Person is based on 26,743,503 shares of Common Stock, which is the total number of shares of Common Stock outstanding as of November 30, 2005.

(b)	Voting and Dispositive Power. The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

(c)	The information set forth in Items 3 and 4 above is incorporated herein by reference.

Except as set forth in this Schedule 13D, to the best knowledge of each of the Reporting Persons, neither the Reporting Persons has beneficial ownership of any shares of Common Stock, or has engaged in any transaction during the past sixty (60) days in any shares of Common Stock.

(d)	Not applicable.

(e)	Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
In connection with the Private Placement, the Company and the Investors entered into the SPA and a Registration Rights Agreement. The securities acquired in the Private Placement are subject to the terms of each of the warrants, as applicable. The SPA, Registration Rights Agreement and form of the warrants as described in Item 7 below are incorporated by reference herein.
Except as set forth or incorporated by reference in this Item 6, none of the Reporting Persons have entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Company.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description
1	Joint Filing Agreement relating to the filing of this statement.*
2	Securities Purchase Agreement, dated as of October 31, 2005, among the Company and the investors listed on the Schedule of Buyers attached thereto. (Incorporated by reference Exhibit 10.1 to the Company’s Form 8-K filed on November 29, 2005.)
3	Registration Rights Agreement, dated as of October 31, 2005, among the Company and the investors signatory thereto. (Incorporated by reference Exhibit 10.2 to the Company’s Form 8-K filed on November 4, 2005.)
4	Form of $1.75 Warrant. (Incorporated by reference Exhibit 4.1 to the Company’s Form 8-K filed on November 4, 2005.)
5	Form of $2.00 Warrant. (Incorporated by reference Exhibit 4.2 to the Company’s Form 8-K filed on November 4, 2005.)
* Filed herewith.

CUSIP No. 831698105	13D	Page 7 of 7 Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 1, 2005

/s/ Glenn Singer

Glenn Singer

GHS HOLDINGS LIMITED PARTNERSHIP GHS Group Inc., General Partner

	By:	/s/ Glenn Singer

Name: Glenn Singer Title: President
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).